Exhibit 99.(a)(5)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

abrdn U.S. Closed-End Funds

Investor Relations

1-800-522-5465

Investor.Relations@abrdn.com

ABRDN EMERGING MARKETS EQUITY INCOME FUND, INC. (AEF) ANNOUNCES COMMENCEMENT OF A CASH TENDER OFFER

(Philadelphia, January 21, 2025) – abrdn Emerging Markets Equity Income Fund, Inc. (NYSE American: AEF), a non-diversified closed-end fund, announced today the commencement of the previously announced cash tender offer to purchase up to 10,150,355 shares, representing approximately 20% of the Fund’s outstanding shares, at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day immediately following the day the tender expires. The offer commences at 12:01 am, January 21, 2025, and will expire at 5:00 p.m. New York City time on February 20, 2025, unless otherwise extended. It is expected that the payment of the tender offer proceeds will be made as soon as practicable after the February 20, 2025 expiration date of the tender offer. The payment date is currently estimated to be on or about February 28, 2025, unless the expiration date is otherwise extended.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials. If more than 20% of the Fund’s outstanding shares are tendered and not withdrawn in the offer, the Fund will purchase shares from tendering shareholders on a pro-rated basis.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares on or about January 21, 2025. Shareholders who do not receive these materials may call EQ Fund Solutions, LLC, the Fund’s information agent for this tender (the “Information Agent”) at (800) 467-0743 to request that materials be sent to them. Shareholders may obtain further information regarding the tender offer on the U.S. Securities and Exchange Commission website at http://www.sec.gov, on the Fund’s website at www.abrdnaef.com or by calling 1-800-522-5465.

The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully. Inquiries regarding this tender offer should be directed to the Fund’s Information Agent at (800) 467-0743. The offer to purchase will not be valid in any jurisdiction in which making or accepting the offer to purchase would violate the laws of that jurisdiction.

Important Information

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the U.S. Securities and Exchange Commission (“SEC”).

SHAREHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Documents filed with the SEC are available to investors, free of charge, at the SEC’s website (http://www.sec.gov). Shareholders can also obtain copies of these documents, when available, free of charge, by contacting abrdn Inc., 1900 Market Street, Suite 200, Philadelphia, PA 19103, by calling 1-800-522-5465 toll-free or on the Internet at www.abrdnaef.com. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

The Fund’s daily NYSE American closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.abrdnaef.com or by calling the Fund’s Investor Services at 1-800-522-5465.

abrdn Inc. has prepared this report based on information sources believed to be accurate and reliable. However, neither the Fund, abrdn Investments Limited (the Investment Adviser), nor any other person guarantees their accuracy. Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information.

In the United States, abrdn is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

abrdnaef.com

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